January 6, 2009
Securities and Exchange Commission
100 F. Street, N.E., Stop 7010
Washington, D.C. 20549
Re:	Form 10-K for the fiscal year ended December 31, 2007 Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 File No. 1-33485
Ladies and Gentlemen:
     On behalf of RSC Holdings Inc., RSC Holdings III, LLC and RSC Equipment Rentals, Inc. (collectively the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 18, 2008. For your convenience, we have numbered and repeated the Staff’s comments, in bold font, prior to our response.
1.	General
Staff’s comment:
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Our response:
Where a Staff comment below requests additional information or other revisions to be made, we have included a supplemental response to present proposed revisions (where practical) that we intend to include in future filings.
2.	Item 7 — Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 27
General
Staff’s comment:
Please expand MD&A to provide a discussion of the effect of recent economic events on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information.
Our response:
In our Form 10-Q for the three and nine months ended September 30, 2008 we expanded our discussion within MD&A to address the effect of recent economic events on our operations, financial position and liquidity (please see the “Business Environment and Outlook” section within MD&A”). We acknowledge the Staff’s comment and in our Form 10-K for the year ended December 31, 2008 we intend to provide additional discussion regarding the effect of recent economic events (including those that have yet to unfold) on our operations, financial position and liquidity. Such discussion will include information related to expected trends, management’s response for managing these events and other detailed information. The majority of our rentals are not reserved in advance and management does not rely on a reservations system to anticipate future performance.
Although we cannot predict with any degree of certainty the economic events that will transpire subsequent to the filing of this response letter and prior to the filing of our Form 10-K for the year ended December 31, 2008, we anticipate that our MD&A will include language similar to the following:
     “Business Environment and Outlook
Our revenues and operating results are driven in large part by activities in the non-residential construction and industrial markets. On a combined basis we currently derive approximately 95% of our rental revenues from these two markets.
Non-residential construction markets generate approximately 60% of our rental revenues. During 2008 we began to see a weakening of customer demand in the non-residential construction market, which resulted in a deceleration of growth in demand for our rental equipment and downward pressure on rental rates. Although we expect these trends to worsen in 2009, resulting in decreased fleet on rent and lower year-over-year pricing, we cannot predict the magnitude of these trends.
Our business with industrial customers, which accounts for approximately 35% of our rental revenues, is less exposed to cyclicality than the non-residential market, as we tap into those customers’ maintenance and capital improvement budgets. We do not expect the industrial market to be affected as significantly as the non-residential market, although we expect this market to deteriorate in the first half of 2009.
We have responded to the economic slowdown by employing a number of operational measures, which include the following:
•	Closing under-performing locations and redeploying rental fleet to more profitable locations with higher demand;

•	Expanding and diversifying our presence in industrial markets, which tend to place a heightened emphasis on maintenance during times of economic slowdowns;

•	Reducing capital expenditures;

•	Maximizing the utilization of our rental equipment by divesting excess fleet;

•	Utilizing excess cash flow resulting from our planned reduction in capital expenditures and the proceeds from the sale of used rental equipment to repay outstanding amounts on our Senior ABL Revolver.”
Please note that the actual disclosures in our Form 10-K for the year ended December 31, 2008 will depend upon our actual results of operations for the year ended December 31, 2008 as well as events and circumstances that arise after December 31, 2008. Where necessary, we will expand upon each of the above items to better address the Staff’s comment.
3.	Liquidity and Capital Resources, page 36
Staff’s comment:

Your disclosures indicate that you fund your operations from cash flow from operations and borrowings under your debt facilities. Please further enhance your disclosures to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, we note that significant cash flows from your debt facilities have been required to fund operations and capital expenditures. Please describe how you determined that remaining availability under your debt facilities will continue to be sufficient to meet your needs.
Our response:
We acknowledge the Staff’s comment and intend to enhance our disclosures to discuss significant changes in our expected sources and uses of cash from period to period and the impact of these changes on our liquidity and capital sources. Our disclosure within the liquidity and capital resources section of MD&A for our Form 10-K for the year ended December 31, 2008 will include language similar to the following:
“Our primary source of capital is cash generated by our rental operations, which includes cash received from the sale of used rental equipment, and secondarily from borrowings available under the revolving portion of our Senior ABL Facilities. Our business is highly capital intensive, requiring significant investments in order to expand our fleet during periods of growth and smaller investments to maintain and replace our rental fleet during times of weakening rental demand.
As described in the Business Environment and Outlook section (see response 2 above), we believe that demand for services in the non-residential construction market will further contract in 2009. This contraction is expected to result in a continued weakening of demand for rental equipment as well as increased downward pressure on rental rates. Despite these economic challenges we believe the flexibility provided by our business model will enable us to minimize revenue losses and maximize cash flow from operations. Although the non-residential construction market is our largest revenue generating market we intend to mitigate the impact of this downturn by aggressively pursuing maintenance and capital improvement opportunities with industrial customers.
Cash flows from operating activities as well as the sale of used rental equipment enable us to fund our operations and service our debt obligations including the continued repayment of our Senior ABL Revolver. We continuously monitor utilization of our rental fleet and if warranted we divest excess fleet, which generates additional cash flow. In addition, due to the age of our fleet, which is young by industry standards, we have the ability to significantly reduce capital expenditures during difficult economic times, therefore allowing us to redirect this cash towards further debt reduction during these periods.
During the nine months ended September 30, 2008 and the year ended December 31, 2007 we borrowed $178.7 million and $99.5, respectively, under the revolving portion of our Senior ABL Facilities. These borrowings were offset by repayments of $272.8 million and $150.3 million during the nine months ended September 30, 2008 and the year ended December 31, 2007, respectively. As a result of these net repayments, the outstanding balance on our Senior ABL Revolver decreased $94.3 million from $828.0 million at December 31, 2007 to $733.7 million at September 30, 2008. At September 30, 2008 the available borrowings under our Senior ABL Facilities totaled $584.1 million, up $110.1 million from $474.0 million at December 31, 2007. This increase was primarily due to the lower balance on our Senior ABL Revolver as well as a reduction in outstanding letters of credit which reduce our available borrowings.
We believe that cash generated from operations, together with amounts available under the Senior ABL Facilities, will be adequate to permit us to meet our debt service obligations, ongoing costs of operations, working capital needs and capital expenditure requirements for the foreseeable future.”
The actual disclosures in our Form 10-K for the year ended December 31, 2008 will depend upon our results of operations for the year ended December 31, 2008 as well as events and circumstances that arise after December 31, 2008. Where necessary, we will expand upon each of the above items to better address the Staff’s comment.
4.	Liquidity and Capital Resources, page 36
Staff’s comment:
Please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap agreement. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the estimated interest payments line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated payments under interest rate swaps.
Our response:
We respectfully advise the Staff that the interest on debt and capital leases presented in our table of contractual obligations on page 36 of our Form 10-K for the year ended December 31, 2007 is inclusive of estimated receipts under the interest rate swaps on our Senior Term Facility at December 31, 2007. Under our interest rate swaps we exchanged benchmark floating-rate interest payments for fixed-rate interest payments. As such, the estimated future interest payments on the hedged portion of our Senior Term Facility are based on the fixed interest rate at December 31, 2007. In future filings we will clarify that our interest on Senior Term Facility includes the impact of our interest rate swaps, which is based on the fixed interest rate as of the end of our most recent calendar year.
5.	Item 8 — Financial Statements and Supplementary Data
Note 2 — Summary of Significant Accounting Policies, page F-9
Marketing and Advertising Costs, page F-12
Staff’s comment:
Please disclose in a footnote the amount of cooperative advertising reimbursements that you treat as a reduction of expense line items below the gross profit subtotal, such as selling, general and administrative expenses, for each period presented.
Our response:
We acknowledge the Staff’s comment and intend to include disclosure in future Form 10-K filings the amount of cooperative advertising reimbursements treated as a reduction of expense line items below the gross profit subtotal in selling, general and administrative expenses. The format of such disclosure will be similar to the following:

“Marketing and Advertising costs
The Company advertises primarily through trade publications, calendars, yellow pages and in-store promotional events. These costs are charged in the period incurred. Marketing and advertising costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Qualifying cooperative advertising reimbursements under EITF No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (“EITF No. 02-16”) was $X.X million, $X.X million, and $X.X million for the years ended December 31, 2008, 2007, and 2006, respectively. Marketing and advertising expense, net of qualifying cooperative advertising reimbursements under EITF No. 02-16, was $X.X million, $X.X million, and $X.X million for the years ended December 31, 2008, 2007, and 2006, respectively.”
6.	Note 5 — Debt, page F-16
Staff’s comment:
Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Section I.D. and IV.C of the SEC Interpretative Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Our response:
We acknowledge the Staff’s comment and intend to provide additional disclosure regarding our debt covenants. As noted below, we are not required to comply with specified financial ratios unless and until the availability under our Senior ABL Facilities falls below $170 million. As previously noted, the availability under our Senior ABL Facilities was $584.1 million at September 30, 2008. Nonetheless, our expanded disclosure in our Form 10-K for the year ended December 31, 2008 and future Forms 10-Q will include language similar to the following:
“The Senior ABL Facilities contain covenants that, among other things, limit or restrict the ability of the Company to incur indebtedness; provide guarantees; engage in mergers, acquisitions or dispositions; enter into sale-leaseback transactions; and make dividends and other restricted payments. In addition, under the Senior ABL Facilities, upon excess availability falling below certain levels the Company will become subject to additional compliance and reporting requirements. Upon the excess availability falling below $170 million, the borrowers will be required to comply with specified financial ratios and tests, including a minimum fixed charge coverage ratio of 1.00 to 1.00 and a maximum leverage ratio as of the last day of each quarter of 4.75 to 1.00 in 2008, 4.50 to 1.00 in 2009 and 4.25 to 1.00 thereafter. Excess availability did not fall below the specified levels and the Company was not required to comply with the specified financial ratios and tests as of December 31, 2007. As of December 31, 2007, calculated in accordance with the agreement, the Company’s fixed charge coverage ratio was 1.41 to 1.00 and the leverage ratio was 3.28 to 1.00.”

7.	Note 17 — Selected Unaudited Quarterly Financial Data, page F-27
Staff’s comment:
Please also present your basic net income (loss) per common share for each quarter presented. See Item 302 of Regulation S-K.
Our response:
We acknowledge the Staff’s comment and will include basic net income (loss) per common share for each quarter presented in future Form 10-K filings.
8.	Exhibit 12 — Computation of Ratio of Earnings to Fixed Charges
Staff’s comment:
We note your presentation of the ratio of earnings to fixed charges in this exhibit. Please revise to disclose how you calculated the ratio of earnings to fixed charges. See Item 503(d) of Regulation S-K.
Our response:
The Company notes that under Item 503 of Regulation S-K, the inclusion of the ratio of earnings to fixed charges as an exhibit to Form 10-K is optional. The Company chose to include the ratio in the Form 10-K for the year ended December 31, 2007 due to the 2007 registration of 9 1/2% Senior Notes due 2014 by its wholly-owned subsidiaries RSC Equipment Rental, Inc. and RSC Holdings III, LLC. The Company does not consider the information material on a prospective basis and will cease to include Exhibit 12 in future Form 10-K filings.
9.	General
Staff’s comment:
Please address the above comments in your interim filings as well.
Our response:
We acknowledge the Staff’s comment and intend to provide similar disclosures in future Form 10-Q filings.
10.	Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11
Business Environment and Outlook, page 12
Staff’s comment:
We note your disclosures regarding store closures in the three and nine months ended September 30, 2008. Please revise your disclosures within the notes to your financial statements to ensure you meet the disclosure requirements set forth in paragraph 20 of SFAS 146.
Our response:
We acknowledge the Staff’s comment and intend to revise the notes to our financial statements to ensure consistency with the requirements set forth in paragraph 20 of Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). The format of such disclosure will be similar to the following:

“Closed Store Charges
The Company actively identifies locations with operating margins that consistently fall below the Company’s performance standards. Once identified, the Company continues to monitor these locations to determine if operating performance can be improved or if the performance is attributable to economic factors unique to the particular market with long-term prospects that are not favorable. If necessary, locations with unfavorable long-term prospects are closed and the rental fleet is deployed to more profitable locations with higher demand.
During the years ended December 31, 2008 and December 31, 2007 the Company closed or consolidated XX locations and XX locations, respectively. In accordance with Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the Company recorded charges for these store closures of approximately $XX million and $XX million in 2008 and 2007, respectively. These charges consist primarily of one-time termination benefits, costs to terminate operating leases prior to the end of their lease term and costs that will continue to be incurred under operating leases that have no future economic benefit to the Company. For store closures occurring prior to December 31, 2008 the Company does not expect to recognize additional significant charges. The Company cannot predict the extent of future store closings or the financial impact of such closings, if any.
Closed store charges by type and a reconciliation of the associated accrued liability were as follows (in thousands):

	Lease Exit and	Employee
	Other Related	Termination	Other Exit
	Costs (1)	Costs (2)	Costs (3)	Total
Closed store reserves at December 31, 2006	$X,XXX	$X,XXX	$X,XXX	$X,XXX
Charges incurred to close stores	X,XXX	X,XXX	X,XXX	X,XXX
Cash payments	X,XXX	X,XXX	X,XXX	X,XXX

Closed store reserves at December 31, 2007	X,XXX	X,XXX	X,XXX	X,XXX
Charges incurred to close stores	X,XXX	X,XXX	X,XXX	X,XXX
Cash payments	X,XXX	X,XXX	X,XXX	X,XXX

Closed store reserves at December 31, 2008	$X,XXX	$X,XXX	$X,XXX	$X,XXX

(1)	Lease exit and related costs are included within cost of equipment rentals in the consolidated statements of operations. The cost associated with the write-off of leasehold improvements is included within selling, general and administrative expenses in the consolidated statements of operations.

(2)	Employee termination costs primarily consist of severance payments and related benefits. These costs are included within cost of equipment rentals in the consolidated statements of operations.

(3)	Other exit costs include costs incurred primarily to transport fleet from closed stores to other stores. These costs are included within cost of equipment rentals in the consolidated statements of operations.”
11.	General
Staff’s comment:
Please address the above comments in the Forms 10-K and Forms 10-Q for RSC Equipment Rental, Inc. and RSC Holdings III, LLC, as applicable. Also, please ensure that you separately file the response letter for each registrant on EDGAR.

Our response:
We acknowledge the Staff’s comment and intend to address the above comments in future Forms 10-K and Forms 10-Q for RSC Equipment Rental, Inc. and RSC Holdings III, LLC, as applicable. We will also file separate response letters for each registrant on EDGAR.
* * * * *
In responding to these comments, the Company acknowledges that
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments to not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (480) 609-2033 or Patricia Chiodo at (480) 905-3374 if you have any questions or comments.

Very truly yours,
David Mathieson
David Mathieson
Senior Vice President and Chief Financial Officer

CC:	Kevin J. Groman, Esq. RSC Holdings Inc.
Patricia Chiodo, Vice President and Corporate Controller RSC Holdings Inc.
Craig J. Isakson, KPMG LLP